SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             _______________________

                         DE ANZA PROPERTIES - XII, LTD.
                            (Name of Subject Company)

                                MORAGA GOLD, LLC
                               MORAGA FUND 1, L.P.
                   ACCELERATED HIGH YIELD INCOME FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                                  CAL KAN, INC.
                                   STEVEN GOLD
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             _______________________

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
Moraga Partners, Inc.                       Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This  Amendment  No. 1 to the Bidders'  Schedule  14D-1  hereby  amends the
          Bidders' Schedule 13D with respect to the subject securities.

     This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed November 27, 1996 (the "Schedule") by Moraga Gold, LLC, a California limited liability company, Moraga Fund I, L.P., a California limited partnership,
Accelerated High Yield Income Fund I, L.P., a Florida limited partnership, Accelerated High Yield Institutional Investors, L.P., a Florida limited partnership, Cal Kan, Inc., a Kansas corporation and Steven Gold, (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 1 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of December 31, 1996. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 798 Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 4,559 Units or approximately 20% of the outstanding Units. The final purchase price paid by the Purchaser was in the amount of $314.58 per Unit or the stated price of $320 per Unit reduced, as provided in the Offer, by the $15.42 per Unit distributed by the Partnership effective as of December 31, 1996 and received by Unitholders in January 1996.



dax-3/14d1.fnl

                                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997

MORAGA GOLD, LLC

         BY ITS MEMBERS:

         MORAGA PARTNERS, INC.


         By:      /s/ C. E. Patterson                           January 9, 1997
                  C. E. Patterson, President                    Date

         DAVID B. GOLD TRUST

         By:      /s/ STEVEN GOLD                               January 9, 1997
                  Steven Gold, Adviser                          Date
                  to the David B. Gold Trust

MORAGA FUND 1, L.P.

         BY:      MORAGA PARTNERS, INC.,
                  GENERAL PARTNER

                  By:  /s/ C. E. Patterson                      January 9, 1997
                           C. E. Patterson,                     Date
                           President

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

         BY:      MacKENZIE PATTERSON, INC.,
                  GENERAL PARTNER

                  By:      /s/ C. E. Patterson                  January 9, 1997
                           C. E. Patterson,                     Date
                           President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

         BY:      MacKENZIE PATTERSON, INC.,
                  GENERAL PARTNER

                  By:      /s/ C. E. Patterson                  January 9, 1997
                           C. E. Patterson,                     Date
                           President

CAL KAN, INC.

         By:      /s/ C. E. Patterson                           January 9, 1997
                  C. E. Patterson                               Date
                  President


STEVEN GOLD

         By:      /s/ Steven Gold                               January 9, 1997
                  Steven Gold                                   Date